

Mail Stop 3233

March 10, 2016

Via E-mail
Mr. David Oston
Chief Financial Officer
Five Oaks Investment Corp.
540 Madison Avenue, 19th Floor
New York, NY 10022

> **Re: Five Oaks Investment Corp.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Response Dated February 10, 2016**
> **File No. 1-35845**

Dear Mr. Oston:

We have reviewed your February 10, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2016 letter.

General

1.   Within your next response, please provide to us the management representations requested at the end of our December 10, 2015 letter on the registrant´s letterhead and signed by a representative of the registrant.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 98

2.   We note your response to prior comment 3 and that the omission of the 2012 financial statements in your 2014 Form 10-K was the result of an administrative oversight that may reflect a control deficiency. You also state that you are in the process of enhancing the

design of your disclosure controls and procedures to add additional layers of disclosure checklist review, with appropriate input from your third-party accounting services and legal service providers. We further note that you did not disclose any internal control over financial reporting changes in your 2014 10-K and the three Form 10-Qs filed in 2015. Please address the following:

- Tell us the disclosure controls in place as of December 31, 2014 to ensure that you include the number of years of financial statements required by SEC rules and which control(s) failed as of December 31, 2014.
- Explain in detail how the control that failed is related only to disclosure controls and procedures and is not a control that overlaps with internal control over financial reporting (ICFR). For example, if the control that failed was the review of a disclosure checklist, please tell us whether this control also covers the U.S. GAAP disclosures and if so, why the failure of this control does not represent a control failure under ICFR.
- Tell us what controls, if any, you have added since December 31, 2014 to remediate the control failure and how you determined that none of these controls materially affected or were reasonably likely to materially affect your internal control over financial reporting.
- Additionally, with respect to your interim periodic reports filed during 2015, please tell us what consideration you have given to revising the conclusions indicating your disclosure controls and procedures were effective as of March 31, 2015, June 30, 2015 and September 30, 2015. To the extent that you do not expect to revise these conclusions, please tell us how you made that determination. Your response should include, but not be limited to, a discussion of any additional controls that were in place as of these interim dates that were not in place as of December 31, 2014.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities